# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Invesco Exchange-Traded Fund Trust II, CIK 0001378872
CUSIP: 46138E693
Title of class of securities: Exchange Traded Fund
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, Illinois (IL), 60515
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000092230

## Reporting persons
- TRUIST FINANCIAL CORP: type of reporting person: parent holding company or control person (HC), bank (BK); citizenship or place of organization: North Carolina (NC); sole voting power 209,109; shared voting power 0; sole dispositive power 209,109; shared dispositive power 0; aggregate amount beneficially owned 209,109 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Invesco Exchange-Traded Fund Trust II
Address of issuer's principal executive offices: 3500 LACEY ROAD, SUITE 700, DOWNERS GROVE, ILLINOIS, 60515.

## Item 2. Person Filing
Name of person filing: Truist Financial Corporation as Parent Holding Company for Truist Bank in various fiduciary capacities
Address of principal business office or, if none, residence:
214 North Tryon Street
Charlotte, NC 28202
Citizenship:
Truist Financial Corporation is a North Carolina Corporation;
Truist Bank is North Carolina Commercial Banking Association

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 209109
Percent of class: 5.163
Sole power to vote or to direct the vote: 209109
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 209109
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TRUIST FINANCIAL CORP: Caroline D. Hoang, Assistant Vice President (01/21/2026)